UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Peplin, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

U7117K107

(CUSIP Number)

Gitte P. Aabo

LEO Pharma A/S

Industriparken 55

DK – 2750 Ballerup

Tel: 45-44945888

with copies to:

Glen Y. Sato

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Tel: (650) 843-5502

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U7117K107

1.	Name of Reporting Person: LEO Pharma A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 4,605,875 (1)(2)
8. Shared Voted Power: -0-
9. Sole Dispositive Power: -0-
10. Sole Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,605,875 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 29.96%
14.	Type of Reporting Person (See Instructions): CO

(1)	Does not include: (i) options to purchase an aggregate of 516,574 shares of common stock of Peplin, Inc., and (ii) warrants to purchase an aggregate of 1,273,774 shares of common stock of Peplin, Inc., in each case which are exercisable within 60 days of September 9, 2009 and held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described herein. Pursuant to the terms of the Voting Agreements, in the event that any such options or warrants are exercised prior to the termination of the Voting Agreements, the underlying shares of such options or warrants would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below.

(2)	As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined below) with the reporting person retains sole voting power with respect to all other matters.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by LEO Pharma A/S that it is the beneficial owner of any of the shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 2, 2009, LEO Pharma A/S (“LEO”), Plant Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LEO (“Merger Sub”) and Peplin, Inc. (“Peplin”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Peplin), Merger Sub will be merged with and into Peplin, with Peplin surviving the merger (the “Merger”) as a wholly-owned subsidiary of LEO. In the Merger, each outstanding share of common stock of Peplin (“Peplin Common Stock”) will be converted into the right to receive $16.99 in cash, without interest (subject to certain adjustments described in the Merger Agreement).

As an inducement for LEO to enter into the Merger Agreement, each of George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM Bioventures IV-QP, L.P, MPM Bioventures IV GMBH & Co. Beteilungs KG, GBS Bio Ventures IV and MPM Asset Management Investors BV4 LLC (collectively, the “Stockholders”) entered into a voting agreement with and in favor of LEO (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements. Currently an aggregate of 4,605,875 shares of Peplin Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Peplin, such shares will also be subject to the Voting Agreements. The Stockholders have: (i) options to purchase an aggregate of 516,574 shares of Peplin Common Stock that are exercisable within 60 days of September 9, 2009 and (ii) warrants to purchase an aggregate of 1,273,774 shares of Peplin Common Stock that are exercisable within 60 days of September 9, 2009, in each case which would be subject to the Voting Agreement upon exercise.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibit 2.1 and Exhibit 2.2 (form of Voting Agreement), respectively, to this Schedule 13D and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a) - (b) The Merger Agreement provides for the acquisition by LEO of all of the outstanding shares of Peplin Common Stock through a merger of Merger Sub with and into Peplin, as a result of which Peplin will become a wholly-owned subsidiary of LEO. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Voting Agreements, each of the Stockholders has granted an irrevocable proxy (an “Irrevocable Proxy”) in favor of LEO and certain representatives of LEO and irrevocably appointed such representatives as his or her attorney and proxy to vote all of the shares of Peplin Common Stock beneficially owned by him or her or that will be owned by it, him or her before the termination of the Voting Agreements (the “Subject Shares”) (i) in favor of the adoption of the Merger Agreement and the other actions contemplated by the Merger Agreement and in favor of any other action reasonably necessary to consummate the Merger; and (ii) against approval of any proposal made in opposition to or in competition with the Merger Agreement or any other transactions contemplated by the Merger Agreement, against any merger, reorganization, recapitalization, dissolution or liquidation of Peplin or any subsidiary of Peplin (other than the Merger) and against any offer or proposal contemplating or otherwise relating to: (A) any acquisition or purchase of more than 15% interest in the total outstanding voting securities of Peplin or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning securities representing 15% or more of the total outstanding voting power of Peplin, or any merger, consolidation, business combination. share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction (x) in which Peplin or any of its subsidiaries is a constituent corporation, (y) pursuant to which the stockholders of Peplin immediately preceding such transaction would hold securities representing less than 85% of the total outstanding voting power of the resulting entity of such transaction immediately following the consummation of such transaction, or (z) in which Peplin or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such entity; (B) any sale, lease, exchange, transfer, exclusive license or disposition of any business or businesses or assets that constitute or account representing 15% or more of the aggregate fair market value of the consolidated assets of Peplin and its subsidiaries taken as a whole; or (C) any liquidation or dissolution of Peplin or any of its subsidiaries.

The purpose of entering into the Voting Agreements is to facilitate the adoption of the Merger Agreement by Peplin’s stockholders. Each Stockholder’s obligations under such Stockholder’s Voting Agreement will terminate upon the earlier to occur: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, or (iii) the termination of the Voting Agreement by mutual consent of the parties.

(c) Not applicable.

3.

(d) Upon consummation of the Merger, Peplin will become a wholly-owned subsidiary of LEO, and LEO will subsequently determine the size and membership of the board of directors of Peplin and the officers of Peplin.

(e) The Merger Agreement prohibits Peplin from issuing securities, disposing of securities or changing its capitalization without prior written consent of LEO, except under limited circumstances set forth therein. The Merger Agreement further prohibits Peplin from declaring, accruing, setting a side or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Peplin without LEO’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Peplin will become a wholly-owned subsidiary of LEO, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, Peplin will become a wholly-owned subsidiary of LEO.

(g) The Merger Agreement contains provisions that limit the ability of Peplin to engage in a transaction that would entail a change of control of Peplin during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, Peplin Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Peplin Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, LEO currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although LEO reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither LEO, nor to the knowledge of LEO, any of the persons and entities listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, LEO has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Schedule 13D for details). The Subject Shares currently consist of 4,605,875 shares of Peplin Common Stock, which, according to Peplin, represent approximately 29.96% of the outstanding shares of Peplin Common Stock as of September 2, 2009. The Subject Shares do not include: (i) options to purchase an aggregate of 516,574 shares of Peplin Common Stock and (ii) warrants to purchase an aggregate of 1,273,774 shares of Peplin Common Stock, in each case which are held by the Stockholders and are exercisable within 60 days of September 9, 2009. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreement.

To LEO’s knowledge, no shares of Peplin Common Stock are beneficially owned by any of the persons listed in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and the related Irrevocable Proxies.

During the past five years, to the knowledge of LEO, no person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of LEO, no person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) Neither LEO nor, to the knowledge of LEO, any person listed on Schedule I to this Schedule 13D, has effected any transaction in shares of Peplin Common Stock during the past 60 days, except as disclosed herein.

4.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2 respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of LEO there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Peplin other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Peplin, as a result of which Peplin will become a wholly-owned subsidiary of LEO. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreements and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2 respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 2, 2009, by and among LEO Pharma A/S, Plant Acquisition Sub, Inc. and Peplin, Inc.

2.2	Form of Voting Agreement, dated September 2, 2009, by and between LEO Pharma A/S and each of the following: George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM Bioventures IV-QP, L.P, MPM Bioventures IV GMBH & Co. Beteilungs KG, GBS Bio Ventures IV and MPM Asset Management Investors BV4 LLC, including Irrevocable Proxy, as of even date, executed by the foregoing people.

5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2009	LEO PHARMA A/S

/s/ Gitte P. Aabo
	Name:	Gitte P. Aabo
	Title:	President and Chief Executive Officer

/s/ John Mehlbye
	Name:	John Mehlbye
	Title	Executive Vice-President, Plants & Manufacturing

6.

SCHEDULE I

EXECUTIVE OFFICERS OF LEO PHARMA A/S

AS OF SEPTEMBER 9, 2009

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT
Gitte P. Aabo	President, Chief Executive Officer and Member of the Board of Directors
Lar Olsen	Executive Vice President, Research & Development and Member of the Board of Directors
Jens Bo Olesen	Executive Vice President, Sales & Marketing and Member of the Board of Directors
John Mehlbye	Executive Vice President, Plants & Manufacturing and Member of the Board of Directors

All individuals named in the above table are employed by LEO Pharma A/S. The address of LEO’s principal executive offices is Industriparken 55, DK - 2750 Ballerup, Denmark.

MEMBERS OF THE BOARD OF DIRECTORS OF LEO (in addition to the executive officers above)

AS OF SEPTEMBER 9, 2009

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT[1]
Poul Rasmussen	Chairman of the Board of Directors LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

Nina Soelver Henning	LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

Per Haakon Schmidt	Partner and owner Plesner (Law firm) Amerika Plads 37 DK - 2100 Copenhagen Oe, Denmark

Gorm Thamsborg	Chief Physician, Dr. Med. Department of Rheumatology Glostrup Hospital Nordre Ringvej 29-67 DK - 2600 Glostrup, Denmark

Jannie Kogsbøl	LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

Karin Attermann	LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

[1]	None of the entities listed under the Column “Principal Occupation or Employment” constitutes a listed person and LEO Pharma does not provide any information with respect to these entities.

7.

Judith Blankholm	LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

CONTROLLING PERSON OF LEO PHARMA A/S

LISTED ENTITY - LEO Foundation

Industriparken 55

DK – 2750 Ballerup

Denmark

EXECUTIVE OFFICERS OF LEO FOUNDATION (THAT ARE NOT EXECUTIVE OFFICERS OF LEO PHARMA A/S)

None

MEMBERS OF THE BOARD OF DIRECTORS OF LEO FOUNDATION (THAT ARE NOT MEMBERS OF THE BOARD OF

DIRECTORS OF LEO PHARMA A/S)

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT
Jan Rasmussen	LEO Foundation Industriparken 55, DK – 2750 Ballerup, Denmark

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 2, 2009, by and among LEO Pharma A/S, Plant Acquisition Sub, Inc. and Peplin, Inc.

2.2	Form of Voting Agreement, dated September 2, 2009, by and between LEO Pharma A/S and each of the following: George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM Bioventures IV-QP, L.P, MPM Bioventures IV GMBH & Co. Beteilungs KG, GBS Bio Ventures IV and MPM Asset Management Investors BV4 LLC, including Irrevocable Proxy, as of even date, executed by the foregoing people.

8.